10/29

03032957

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sam's Seafood Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

FILE NO. 82- 34648 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 10/29/03

82-34648

Sam's Seafood
Holdings Limited

Annual Report 2003

ABN 45098448269

ARIS
6-30-03


SAM'S
SAM'S

'From The Sea To The Table'

Table of Contents



CHAIRMAN'S REVIEW OF THE YEAR

It is a great honour to present this, our second annual report to our shareholders. This year, we are pleased to welcome an additional group of shareholders in the form of Preference Shareholders, who joined our equity holders on 27 June 2003. As at the date of writing this report, we proudly have 1,044 ordinary shareholders and 666 preference shareholders, totalling 1,710.

The 2003 financial year should be looked upon as one of the most significant in the history of Sam's Seafood. Strong sales growth, new management rights initiatives, strategic acquisitions and international expansion were notable highlights of a very successful year in the development of Sam's Seafood. We are now well placed to fulfil our aim of becoming a 'great Australian seafood company'.

Your Board is both satisfied and delighted with the results achieved for the year. Consolidated sales rose 65% to $55.85m and our net profit after taxation was recorded at $2.88m (up 60%). More significant than the financial results, was the consolidated, yet diversified foundation, initiated and laid in preparation for the company's future.

Highlights of Achievement since June 2002

1. Following the Noosa acquisition of Arctic Seafood in June 2002, Sam's Seafood Sunshine Coast Pty Ltd revamped the old premises and converted them into a modern seafood retail and distribution centre. The property was subsequently disposed of to an external property trust registering a pre-tax profit of $1m;

2. In October 2002, Sam's Seafood Capricorn Coast Pty Ltd purchased Gladstone Seafresh business, which was a business principally involved with the purchase and wholesaling of mud crabs and fresh fish. This business has since been positioned to become a major seafood operator in the Central Queensland region;

3. Oceanfresh Seafoods, became a strategic acquisition for Sam's Seafood Hamilton Limited in January 2003. It offered an opportunity for Sam's operations to secure lucrative supply contracts to the major supermarket chains in the Queensland market;

4. In December 2002, we opened a state of the art cold store and seafood processing centre at Eagle Farm in Brisbane. These facilities will underpin the anticipated substantial growths to be achieved by the Sam's Seafood group in the years ahead. The purchase in August 2003 of the adjoining property, consisting of a warehouse and office building, has enabled Sam's to relocate its administrative services effective October 2003;

5. In pursuing our export goals and eyeing international expansion, Sam's Australia Limited (UK) was established in London in December 2002, with encouraging sales results achieved during the year, which later inspired entry to the New York market in September 2003. These two global sales offices will provide the company with the opportunity to market, coordinate and facilitate our export sales throughout UK, Europe, Canada and USA. These offices will be pivotal to successfully achieving our objective to become the largest seafood exporter in Australia;

6. During the year, we entered an agreement with our American Depository Receipt (ADR) Programme sponsor, the Bank of New York, to upgrade our current Level I listing to Level II NASDAQ listing. This upgrade will create a more accessible and flexible position for Sam's in the US market. The Level II listing will also enable Sam's to raise capital in the United States;

7. During June this year, Sam's successfully raised $8.8m in equity from the issue of a limited number of Convertible Preference Shares. The purpose of this raising was to fund future strategic acquisitions and fast tracked our organisational expansion. The Board is mindful of the future need for further funding should we continue at our current expansion rate; and

8. As per our recent market announcement, Sam's Seafood will herald the establishment of our new fast food concept under the franchise model. These stores will be located in areas, which enjoy high pedestrian traffic and will be based on simple, nutritious menus. After the initial shops are opened in Queensland, Sam's plan to expand interstate and later to populate our overseas destinations in London and New York. We have plans to have 20 outlets operational in Australia within the next twelve months.

Management and Staff

A number of additional experienced personnel have joined the ranks of Sam's Seafood during the year. With our new and improved management structures we are confident of conquering the many challenges that will inevitably arise with expansion. It is the strength of committed personnel and the acceptance of change that has enabled the Board, to date, to implement and have confidence in the attainment of the projected growth rates for the company.

The Future Strategy

The Board of Sam's Seafood is committed to continuing its strategic direction along with sustaining market diversification. We will ensure continuity of supply lines through a very diverse network of procurement alliances, which aside from targeting traditional wild caught seafood, will focus on attention towards the increasing popular seafood aquaculture sector. Sales and distribution will be intentionally deflected to remain broadly based even at the cost of short-term loss of opportunity for expansion. The concept of diversity has been practically applied to each of our target markets, thus ensuring little reliance on specific customers or regions, an aspect which protected the company from a significant loss of earnings during the recent SARS epidemic.

Sam's Seafood will continue to optimise capital investment, improved distribution, international and domestic sales opportunities, economies of scale/synergy benefits, potential to improve value to shareholders, access to capital and brand marketing opportunities.

Whilst the list of accomplishments for the past year may appear overwhelming in retrospect, your Board is optimistic that we will report a similar register of achievements for the current year.

It is with confidence that the Board is able to project the earnings and net profit growth for the current year at 50% and 30% respectively above the past year.

Concluding Comments

I would like to take this opportunity to thank the members of the Board, management and staff whose commitment to the values and culture of Sam's Seafood has brought us another successful year.



Grahame Denovan
Chairman
Brisbane, October 2003

MANAGING DIRECTOR'S REPORT

The past year has been an exciting one of opportunity, expansion and consolidation for Sam's Seafood.

The Sam's brand and distinctive logo is now an integral part of our international marketing strategy. Our image has been secured by a worldwide trademark, assuring us of a strong global brand.

We will continue to innovate with our product offerings and promote the intrinsic benefits of our brand value. Sam's is focused on achieving and sustaining a position of market leadership both in Australia and overseas.

The ongoing development of our branded product sales is a fundamental platform providing a dependable foundation for a strong company future.

The past year has been a tremendous one for strategic growth through measured acquisition for Sam's Seafood. We have achieved a number of growth and revenue objectives through tactical acquisition of complementary businesses.

Sam's produce-focused and geographic assessment strategy for acquisitions has led to consolidation in a number of areas. Our business acquisitions during the past year reflected our commitment to shareholder value and market diversification, which together have consistently delivered favourable price earnings ratios.

The decision not to proceed with a formal bid for Global Seafood was based on careful consideration of accumulated assets, current financial circumstances and a realistic assessment of probable loss. Our judgment was validated when the full extent of Global's difficulties was revealed in their Full Year Earnings report to the ASX.

As a company, we continue to concentrate on value added and high profit opportunities afforded through strategic acquisition, distribution technology, and our advanced coldstore facilities.

This strategy has seen Sam's achieve product specialty, market dominance, distribution volume, property and branding gains through our acquisition ventures. We have also been able, through attainment of specific businesses, to assert ourselves as a market leader in a number of specific seafood product lines.

One such example of this tactical positioning is the recent purchase of Enterprise Seafoods. As a notable scallop processor, Enterprise Fisheries have an enviable export reputation in both Singapore and Hong Kong, providing specialist segment concentration and excellent in-roads to the dynamic Asian market.

2002 saw an injection of additional resources into our dedicated Supermarket Sales division following the acquisition of Oceanfresh Seafoods. This, together with a solid account management structure, saw us significantly increase our position in this very important sector.

In addition our acquisition of Seaborn Seafoods will continue to support Sam's bid for dominance in the wholesale sector. The consolidation of Seaborn into Sam's activities has broadened our offering to our existing clients and has maintained a service level to our newly acquired customer base.

2003 was also highlighted by our decision to embark on an extensive management rights strategy encompassing our distribution network and Sam's on Suttons. Our management rights agreements proactively ensure the optimisation of available capital to support the future growth of the business while maximising effective branding opportunities.

MANAGING DIRECTOR'S REPORT (continued)

Sam's has implemented a thorough suitability process for the approval of management rights applicants, which will minimise placing the brand at risk. Regular operational reviews will be conducted by company staff to ensure that our standards are being maintained by these operators.

Signaling strong support in 2003, our Board of Directors, in the majority (where personal circumstances have allowed), have increased their share holdings in the Company during the past year. This is a demonstrated commitment to their individual positions within the Board and should be regarded by our shareholders as an extreme sign of confidence.

Our ability to improve our competitive export position has certainly been enhanced by the establishment of international offices in New York and London. These offices are important to our brand infiltration and marketing strategy and key to Sam's increasing international success.

We are fortunate to have an extremely competent senior management team and a very cohesive Board with an excellent mix of skills reflecting experience across a number of industries and disciplines.

Our staff continue to be the core of our success. On behalf of the senior management and the Board, I would like to sincerely thank each and every staff member for their efforts, loyalty and commitment over the last twelve months. Our staff will continue to be the key asset of our business and we intend to continue our commitment to ongoing training and development.

Sam's Seafood is now well placed to continue to grow and prosper, with enviable processing, storage and distribution facilities, world class experienced staff, enhanced market opportunities, improved access to cost effective capital and improved economies of scale.

We believe that our developed and expanded business has the opportunity of continuing to build on the existing growth platform, both in Australia and overseas. Our ability to improve our competitive position internationally has significantly been enhanced by our strategic acquisitions and we will be looking to these overseas markets as an important area of future growth.

The focal point of the business will continue to be innovation, product development and brand marketing. It is by these initiatives that we will continue to improve both domestically and internationally.

I would like to take this opportunity to thank our management and staff, shareholders and suppliers for their continued support and I look forward to enjoying the great success of Sam's Seafood with them over the coming years.

Nicholas Noutsatos
Managing Director and CEO
Brisbane, October 2003

DIRECTORS' REPORT

The Directors of Sam's Seafood Holdings Limited have pleasure in presenting their report on the Company and its controlled entities for the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Sam's Seafood Holdings Limited during the whole year and up to the date of this report:

Grahame Denovan – Non-Executive Director and Chairman

With over 33 years experience in the seafood industry, Mr. Denovan has worked with medium and large size seafood companies in Australia before he sold his own companies 3 years ago. He has always had an interest in fisheries management and had a close involvement in many state and federal committees including seven years as a Board member of the Queensland Fisheries Management Authority.

Nicholas Noutsatos – Managing Director

Mr. Noutsatos is one of the founders of Sam's Seafood business with 20 years experience in the seafood industry and across a broad range of activities – from the ocean to the processing floor to the Boardroom. Mr. Noutsatos, as CEO of the Sam's Seafood Group, is responsible for Sam's Seafood's overall management and is the driving Director behind its strategies.

Richard Abel – Non-Executive Director

Mr. Abel was the external accountant for Sam's Seafood from 1987 until the float in 2001. He has extensive knowledge of the business, its culture and its management. He has spent all his working life in the field of taxation and accounting. He is a partner in a local CPA firm.

Bill Matthews – Executive Director

Mr. Matthews has had 28 years experience in the seafood industry including seafood procurement, processing and exporting. Mr. Matthews also acts as a consultant to help design and develop prawn processing equipment for other seafood exporters. He is currently involved in operational and exporting activities for Sam's Seafood.

Adrian Vos – Non –Executive Director

Mr. Vos has spent many years involved with food research. In addition he has specialised in waste management. He has held various positions in the Australian Shareholders' Association.

CORPORATE INFORMATION

Sam's Seafood Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year [Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd, Sam's Seafood Sunshine Coast Pty Ltd, Sam's Seafood Capricorn Coast Pty Ltd, Sam's Australia Limited (UK)] Subsequent to the reporting period, two wholly owned controlled entities, Sam's Seafood Investments Pty Ltd and Sam's Seafood USA Inc. were set up in July and August 2003 respectively.

PRINCIPAL ACTIVITIES

The principal activities of the Company and the entities it controlled during the financial year included: commercial fishing, wholesaling and distribution of seafood and associated products throughout south-east Queensland, wholesaling and distribution of small goods, consumables and packaging materials, retailing seafood, restaurant and function operations at Suttons Beach, Redcliffe, processing seafood for sale to supermarket chains and other retail outlets, exporting seafood to overseas markets, cold store operations and regional strategic property developments.

The principal activities of the Company will be extended to include rolling-out regional operations under a management rights arrangement and setting up fast food retail shops under a franchise arrangement.

REVIEW OF BUSINESS OPERATIONS

Background Information

Sam's Seafood was established in 1984 in Brisbane by the Noutsatos family and operated from a single motor vehicle. This business has grown from being a small retail operator 19 years ago, to become one of the major players in the seafood industry, with a vertically integrated business operation covering all aspects of the seafood supply chain – from the ocean to the retail customer, thereby diversifying it's revenue sources across the whole range of seafood production, retail, wholesale and distribution.

In order to facilitate the platform for the business to grow to become the biggest operator in the seafood industry in Australia and become a significant force in the global seafood market, the business structure has been transformed from being a privately held business to become a public company, under the name of Sam's Seafood Holdings Limited.

Sam's Seafood Holdings Limited was successfully listed on the Australian Stock Exchange on 21st December 2001.

Business Activities / Operations

Retail Operations – the three retail outlets located at Hamilton, Redcliffe and Sunshine Coast contributed significantly to the overall growth recorded during the year. The fourth retail shop is currently under construction at the Gladstone premises, ensuring that total retail operations will deliver further significant growth for the current financial year.

REVIEW OF BUSINESS OPERATIONS (continued)

Wholesale Operations - Sam's Seafood's wholesale operations incorporated 'fish and chips', hotels, clubs and restaurants sectors. All these sectors recorded over 50% growth during the year on the back of acquiring Ocean Fresh Seafood, Arctic Seafood, Gladstone Seafresh Products businesses. With the impending amalgamation of the Seaborn Seafood business in November 2003, it will certainly generate at least another 50% growth in turnover during the current financial year. The Board has set its sights on inter-state expansion during the current financial year through acquisitions and the fast food franchise networks.

Export Operations - Sam's Seafood's newly established export division delivered an outstanding performance in the second year of its inception, recording a 360% growth during this reporting period. This growth mainly came from the new customers developed through the European markets with the assistance from Sam's UK office. The Board is confident that a further 50% growth will be recorded in the current financial year with strong forward orders received from existing and new customers, plus the penetration into the Asian market through the acquisition of Enterprise Fisheries (to be settled on 31 December 2003), which owns one of the most recognised Scallop brands in Hong Kong and Singapore markets.

The Company also has established a second overseas office based in New York in September this year- Sam's Seafood USA Inc. This new office will introduce our products directly to end users such as hotels and restaurants instead of selling them to wholesalers or importers. We will also aim to develop a local distribution fleet to deliver our products to the customers direct. In addition, preliminary plans are being drawn up to introduce the fast food concept to New York and other areas of USA.

Supermarket Operation - As a result of acquiring Ocean Fresh Seafood, we have been able to secure significant orders and business from two of the major supermarket chains in Queensland. The sales recorded from the supermarket division have more than doubled (compared to the previous financial year). With new product lines being developed and new machinery in place, we anticipate that production levels will be increased by up to 300% and the supermarket division will deliver at least 100% growth again.

Restaurant and Conference Operations - Sam's Seafood Lifestyles Pty Ltd, which owns the restaurant and conference operations at Sam's on Suttons, contributed over $3m revenue to the group during the year. However, as a result of allocating additional resources to promote Sam's brand name throughout south-east Queensland and building the platform for future roll-out of other business opportunities under Sam's banner, this operation delivered an after tax loss of over $500,000 during the period. A highly experienced family group was found and took over the management rights of Suttons from 1 July 2003. The Board is very confident that this unsatisfactory result for Sam's Seafood Lifestyles Pty Ltd will be turned around, with the rollout of fast food franchises and the management rights arrangements. We anticipate that Sam's Lifestyles division will become a significant revenue / profit generator within the group in the coming years.

Cold Store Operations - The construction project for Sam's state of the art cold store in Brisbane was completed in November 2002. The new facility was established to cater for seafood processing, packaging, distribution and storage and has since underpinned the substantial growth achieved during the year. The saving from this new facility will be evident in the current financial year after incorporating the Seaborn Seafood business.

ADR Program - Sam's Seafood Holdings Limited's ADR (America Depositary Receipt) program was established in May 2002, under the trading symbol of SMSFY.PK in the OTC (over the counter) market. On 13 June 2003, the Company entered into an agreement with the Bank of New York to upgrade the current ADR program from Level 1 to a NASDAQ listed level II. Trading activities in Sam's ADRs should increase as more Sam's Seafood products are exported to the US and the brand becomes better known. This upgrade process should be finalised within the current financial year.

Business Acquisitions – Sam's Seafood Hamilton Limited entered a Heads of Agreement to acquire a Brisbane based seafood wholesaler and distributor, known as Seaborn Seafoods, for $1.05 million in July 2003 and the settlement date has since been set as 31 October 2003. This acquisition will contribute around $16 million turnover per annum to the Company.

Sam's Seafood Capricorn Coast Pty Ltd entered a Heads of Agreement in September 2003 to acquire a Gladstone based scallop processor and exporter – Enterprise Fisheries, with its land and building, cold store and plant and equipment for $2.3 million. Once the due diligence process is completed and approved by the Board, this business will be incorporated into the Sam's Gladstone operations and it will be set up as the base to expand Sam's distribution business to Central Queensland. Enterprise Fisheries is currently achieving over $7 million turnover per annum.

REVIEW OF FINANCIAL PERFORMANCE

The consolidated revenue from operating activities for the financial year ended 30 June 2003 was $55.85 million versus $33.69 million recorded for 2002 (up 65%). The net consolidated profit from ordinary activities after tax for the financial year was $2.88 million compared with $1.72m for 2002 (up 60%).

DIVIDENDS PAID OR RECOMMENDED

In accordance with the consolidated entity's half-year reporting announcement, an interim fully franked dividend of 3.5 cents per share, amounting to $835,064, was paid on 1 July 2003. A provision for this dividend has been recognised in the 30 June 2003 financial report.

Subsequent to 30 June 2003, a final fully franked dividend of a further 3.5 cents per share, amounting to $842,380, has been declared by the Directors. This dividend is payable on 15 November 2003. A provision for this dividend has not been recognised in the 30 June 2003 financial report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) acquisition of Gladstone Seafresh Products, which facilitated Sam's Seafood's expansion into the Capricorn Coast in north Queensland;

(b) acquisition of Ocean Fresh Seafood, which enabled the Company to secure supplies to the major supermarket chains; and

(c) construction of a modern seafood prossessing factory and cold store warehouse for the centralisation of Sam's Seafood distribution and export activities.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 1 July 2003, Sam's Seafood Lifestyles Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, entered into a Management Rights Agreement to appoint a new management team to operate its flagship retail presence at Sam's on Suttons, in Redcliffe.

On 2 July 2003, 209,086 new shares were issued as part of the Dividend Reinvestment Plan.

On 4 July 2003, Sam's Seafood Properties Limited, a wholly owned controlled entity of Sam's Seafood Holdings Limited, completed the property acquisition at 172 Lavarack Avenue, Eagle Farm, Brisbane for a cash consideration of $2.8m.

On 15 July 2003, Sam's Seafood Hamilton Limited, a wholly owned controlled entity of Sam's Seafood Holdings Limited, announced its intention to acquire a significant seafood distribution business based in Brisbane for $1.05m. This transaction has subsequently become unconditional and the settlement date has been set for 1 November 2003.

On 18 July 2003, Sam's Seafood Investments Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, made an off-market cash take over offer for all issued ordinary shares of Global Seafood Australia Limited. This offer was subsequently withdrawn on 29 August 2003 pursuant to the offer conditions stipulated in the offer document.

On 12 September 2003, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, entered into a Heads of Agreement to acquire a prominent scallop processor and exporter based in Gladstone, Queensland - Enterprise Fisheries Pty Ltd for $2.3m. The settlement date for this acquisition has been set for 31 December 2003.

Other than the matters noted above, there has not been any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

There were no likely developments in the operations of the consolidated entity that were not finalised at the date of this report, which has not been reported elsewhere in the Annual Report.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

The Remuneration Committee of the Board of Directors (currently consisting of the full board) is responsible for the monitoring and approval of remuneration for all senior executives of the Company, including the Managing Director. That same committee has also established and overseen general remuneration policies within the business.

Details of the nature and amount of each element of the emolument of each Director of the Company and each of the named officers of the Company are:

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS (continued)

	Base Emolument	Superannuation	Consultancy	Total
	$	$	$	$
Directors				
Grahame Denovan	50,000	5,000	-	55,000
Nicholas Noutsatos	74,000	6,000	-	80,000
Richard Abel	25,000	2,500	-	27,500
Bill Matthews	25,000	2,500	69,204	96,704
Adrian Vos	25,000	2,500	-	27,500
Officer				
Ken Situ	81,000	7,290	-	88,290
Chris Henson	79,040	7,113	-	86,153

SHARE OPTIONS

Sam's Seafood Holdings Limited has not issued any options over shares in Sam's Seafood Holdings Limited.

DIRECTORS INTERESTS

The relevant interest of each Director in the share capital of the Company as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, at the date of this report is as follows:

DIRECTORS INTERESTS

Director	Ordinary Shares
Grahame Denovan	73,555
Nicholas Noutsatos	7,824,705
Richard Abel	86,250
Bill Matthews	64,344
Adrian Vos	514,486

DIRECTORS' REPORT

DIRECTORS' MEETING

The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year are:

Director	Number of Meetings Held while as a Director	Number of meetings Attended
Grahame Denovan	17	17
Nicholas Noutsatos	17	17
Richard Abel	17	17
Bill Matthews	17	17
Adrian Vos	17	17
Audit & Risk Management Committee Meetings		
Richard Abel	1	1
Grahame Denovan	1	1
Adrian Vos	1	1
Board Remuneration & Nomination Committee		
Richard Abel	1	1
Grahame Denovan	1	1

Any other matters that required Board approval during the year under review were approved by way of circulatory resolution in writing by the directors.

ENVIRONMENTAL REGULATIONS

The consolidated entity is not subject to any significant environmental regulations under a Commonwealth, State or Territory law.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year the Company paid an insurance premium to insure the Directors, the Company Secretary and Officers of the Company and it's controlled entities. The liabilities insured exclude conduct involving a wilful breach of duty or improper use of information or position to gain a personal advantage. The contract prohibits the disclosure of the premium paid.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS (continued)

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in the capacity as officers of entities in the Consolidated entity.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

AUDITOR

Douglas Heck & Burrell, Chartered Accountants, continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Board of Directors.

Grahame Denovan
Chairman

Brisbane, 30 September 2003

CORPORATE GOVERNANCE STATEMENT

The Board of Directors is responsible for the Corporate Governance of Sam's Seafood Holdings Limited and its controlled entities. Summarised in this statement are the main Corporate Governance practices that have been established by the Board and were in place throughout the financial year, unless otherwise stated.

Board Responsibilities

The Board of Directors is accountable to shareholders for the performance of the Sam's Seafood Holdings Limited group and has overall responsibility for its operations.

The key responsibilities of the Board include:

- Approving the strategic direction and related objectives for the group and monitoring management performance in the achievement of these objectives.
- Adopting an annual budget and monitoring the financial performance of the group.
- Selecting, appointing, setting targets for and reviewing the performance of the Managing Director.
- Overseeing the establishment and maintenance of adequate internal controls and effective monitoring systems.
- Ensuring all major business risks are identified and effectively managed.
- Ensuring that the group meets its legal and statutory obligations.

Board Composition

At the date of this statement, the Board comprises 3 Non-executive Directors: Grahame Denovan, Richard Abel and Adrian Vos and 2 Executive Directors: Nicholas Noutsatos and Bill Matthews. Grahame Denovan, Richard Abel and Adrian Vos have no material relationship or association with the Company or its controlled entities (other than their directorships) and therefore are regarded as independent of the Company and management. Nicholas Noutsatos is a significant shareholder of the group, and Bill Matthews receives consultancy fees for his involvements in Sam's Seafood's processing and export activities. As such, both Nicholas Noutsatos and Bill Matthews are not regarded as Independent Directors. Consequently, the Board includes 3 Independent Directors (one of whom is the Chairman) and consists of a majority of Independent Directors. The Board considers this to be an appropriate composition given the size and development of the group at the present time. The names of Directors of the Company in office at the date of this statement including details of Directors' qualifications and experience are set out in the Director's Report section of the Annual Report.

The composition/membership of the Board is subject to review in a number of ways, as outlined below:

- The Company's Constitution provides that at every Annual General Meeting, one third of the Directors, excluding the Managing Director, shall retire from office but may stand for re-election. Once a Director reaches 72 years of age, that Director must stand for re-appointment at each subsequent Annual General Meeting.

Board Composition (continued)

•Board composition is also reviewed periodically either when a vacancy arises or if it is considered that the Board would benefit from the services of a new Director, given the existing mix of skills and experience of the Board which should match the strategic demands of the group. Once it has been agreed that a new Director is to be appointed, a search is undertaken, sometimes using the services of external consultants. Nominations are subsequently received and reviewed by the Board.

Board Appraisal

A structured process has been established to review and evaluate the performance of the Board. Each year, a survey of Directors is coordinated by the Chairman to review the role of the Board, to assess the performance of the Board over the previous 12 months and to examine ways of assisting the Board in performing its duties more effectively. The issues examined include Board interaction with management, the type of information provided to the Board by management and overall management performance in helping the Board meet its objectives.

Compensation Arrangements

As indicated elsewhere in this statement, the Remuneration Committee has responsibility for recommending appropriate remuneration arrangements for Directors. Recommendations are based on a number of factors, including the overall performance of the Company, comparisons with the remuneration levels of other companies of similar size and the demands placed on Directors in performing their role.

The total remuneration pool available for distribution to Directors is determined by shareholders at the Annual General Meeting. Details of Directors' benefits and interests are set out in the Directors' Report and the Related Party section of the notes to the Financial Statements.

The total remuneration for all Non-executive Directors last voted upon by shareholders at the 2002 Annual General Meeting is not to exceed $200,000 per annum.

The current remuneration for each Non-executive Director is $27,500 per annum. The Chairman receives $55,000per annum.

Independent Professional Advice

The Board collectively and each Director individually has the right to seek independent professional advice at the expense of the Company.

A Director seeking such advice must obtain the approval of the Chairman or in his absence the Board and such approval may not be unreasonable withheld. A copy of advice received by a Director is made available to all other members of the Board except where the circumstances make that inappropriate.

Conflicts of Interest

In accordance with the Corporations Act and the Company's Constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists, the Director concerned does not receive the relevant Board papers, is not present at the meeting whilst the item is considered and takes no part in any related decision.

Director of Education

The Company has an informal process to educate new and existing Directors about the nature of the business, current issues, and the corporate strategy. Directors also regularly meet with management to gain a better understanding of business operations.

Director and Senior Management Dealings in Company Securities

The Company's Constitution permits Directors to acquire securities in the Company, however Company policy prohibits Directors and senior management from dealing the Company's securities or exercising options for a 3 days period prior to:

- The release of the Company's half-year and annual results to the Australian Stock Exchange;
- The Annual General Meeting;
- Any major announcements; and
- At any time whilst in possession of price sensitive information.

Directors (including the Managing Director) must advise the Company Secretary and Chairman of the Board before buying or selling securities in the Company. The Chairman must advise the Chair of the Audit Committee before buying or selling securities in the Company. All such transactions are reported to the Board. In accordance with the provisions of the Corporations Act and the Listing Rules of the Australian Stock Exchange (ASX), the Company Secretary advises the ASX of any transactions conducted by Directors in securities in the Company through releasing market announcements.

Board Committees

In order to provide adequate time for the whole Board to concentrate on strategy, planning and performance enhancement, the Board has delegated certain specific duties to Board committees. To this end the Board has established 3 committees, each with a defined charter, to assist and support the Board in the conduct of its duties and obligations. The structure and membership of the Committees and the Committee Charters are reviewed annually.

Audit and Risk Management Committee

The roles of this committee are: a) to monitor and review the effectiveness of the group's control environment in the areas of regulatory compliance and financial reporting; and b) to manage a diverse and complex range of significant risks.

Audit and Risk Management Committee (continued)

Specific issues addressed throughout the year in accordance with its Charter included:

- Audit planning.
- Reviewing internal and external audit reports to ensure that where weaknesses in controls or procedures have been identified, appropriate and prompt remedial action is taken by management.
- Reviewing half-year and consolidated financial statements and reports prior to consideration by the Board.
- Ensuring material risks are identified, and risk management policies, strategies and procedures are in place to address those; monitoring compliance with risk management policies and procedures.
- Business continuing planning.
- Ensuring appropriate compliance policies and procedures are in place; monitoring compliance.

The committee is also responsible for recommending to the Board the appointment and removal of the external auditors and for determining the terms of engagement.

To enhance the independence of the audit functions there are no management representatives on the committee, however the Managing Director, Chief Financial Officer, and external auditor are invited to committee meetings at the discretion of the committee. The committee also holds discussions with the auditors in the absence of management on a regular basis and the provision of non-audit services by the external auditor is reviewed by the committee to ensure the integrity of the auditor's independence is not prejudiced.

The Audit and Risk Management Committee consists of Grahame Denovan, Richard Abel and Adrian Vos, all or whom are Independent Directors. Richard Abel acts as the Chairman of the Audit Committee. Both Richard Abel and Grahame Denovan hold accountancy qualifications.

Remuneration and Nomination Committee

The Remuneration Committee's primary role is to monitor and review the matters dealing with Board composition, appraisal and remuneration detailed above.

The Committee consists of Grahame Denovan and Richard Abel.

CORPORATE GOVERNANCE STATEMENT

Continuous Disclosure

The Company has a policy that all shareholders and investors have equal access to the Company's information. There are procedures in place to ensure that all price sensitive information is disclosed to the ASX in accordance with the continuous disclosure requirements of the Corporations Act and ASX Listing Rules. The Company Secretary has primary responsibility for all communications with the ASX. All Company announcements are placed on the Company's website at the same date following release to the ASX.

Code of Ethics

Directors, management and staff are expected to perform their duties for the group in a professional manner and act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the group.

The Role of Shareholders

The Board of Directors aims to ensure that the shareholders are informed of all major developments affecting the group's state of affairs. Information is communicated to shareholders as follows:

- The Annual Report is distributed to all shareholders (unless a shareholder has specifically requested not to receive the document).
- The half-yearly report contains summarised financial information and a review of the operations of the group during the period (the financial report is sent to any shareholder who requests it).
- Proposed major changes in the group which may impact on share ownership rights are submitted to a vote of shareholders.
- Notices of all meetings of shareholders.
- Newsletters are sent to all shareholders to keep them abreast of group developments during the course of each year.
- Information is also available to shareholders via the internet on the company's home page.

Statements of Financial Performance
For the year ended 30 June 2003

	Note	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Revenues from ordinary activities	3	55,847,196	33,958,109	2,308,301	2,376,686
Cost of goods sold		35,987,281	23,540,842	-	-
Cost of property sold		1,018,950	-	-	-
Employee benefits expenses		7,536,693	3,855,325	-	-
Directors fees and on costs		217,500	190,000	217,500	190,000
Depreciation and amortisation		1,756,318	1,302,024	-	-
Borrowing costs expenses		882,197	402,893	-	-
Rent and outgoings		267,247	248,819	-	-
Operating expenses		3,548,873	1,536,940	-	-
Other expenses		219,256	81,858	163,690	149,475
Profit from ordinary activities before income tax	4	4,412,881	2,799,408	1,927,111	2,037,211
Income tax expense	5	1,530,641	1,078,713	512,685	583,236
Net profit attributable to members of Sam's Seafood Holdings Limited	20	2,882,240	1,720,695	1,414,426	1,453,975
Total changes in equity other than those resulting from transactions with owners as owners		2,882,240	1,720695	1,414,426	1,453,975
		Cents	Cents		
Basic earnings per share	33	12.15	7.41		
Diluted earnings per share	33	12.15	7.41		

The Statements of Financial Performance should be read in conjunction with the accompanying notes

Statements of Financial Position
As at 30 June 2003

	Note	Consolidated		Parent	
		2003	2002	2003	2002
		$	$	$	$
Current Assets					
Cash	7	5,321,652	471,386	5,288,863	333,391
Receivables	8	4,475,456	2,440,823	-	980
Inventories	9	12,409,702	6,541,795	-	-
Other	10	243,871	140,478	148,037	137,078
Total Current Assets		22,450,681	9,594,482	5,436,900	471,449
Non-Current Assets					
Receivables	8	-	-	25,550,572	20,010,564
Property, plant and equipment	11	16,425,466	7,558,257	-	-
Deferred tax assets	12	206,398	36,098	33,750	9,000
Investments	13	-	17,100	230,064	230,049
Intangible assets	14	17,060,598	17,152,295	63,420	37,925
Total Non-Current Assets		33,692,462	24,763,750	25,877,806	20,287,538
Total Assets		56,143,143	34,358,232	31,314,706	20,758,987
Current Liabilities					
Accounts payable	15	4,391,736	4,587,670	147,823	40,570
Interest bearing liabilities	16	2,569,429	3,385,126	-	-
Current tax liabilities	17	1,583,068	1,114,811	537,435	592,236
Provisions	18	1,133,103	861,976	835,065	695,193
Total Current Liabilities		9,677,336	9,949,583	1,520,323	1,327,999
Non-Current Liabilities					
Interest bearing liabilities	16	14,802,383	4,651,602	-	-
Deferred tax liabilities	17	83,845	-	-	-
Provisions	18	50,662	59,339	-	-
Total Non-Current Liabilities		14,936,890	4,710,941	-	-
Total Liabilities		24,614,226	14,600,524	1,520,323	1,327,999
Net Assets		31,528,917	19,697,708	29,794,383	19,430,988
Equity					
Contributed equity	19	29,159,559	18,672,206	29,159,559	18,672,206
Retained profits	20	2,369,358	1,025,502	634,824	758,782
Total Equity		31,528,917	19,697,708	29,794,383	19,430,988

The Statements of Financial Position should be read in conjunction with the accompanying notes

Statements of Cash Flows
For the year ended 30 June 2003

	Note	Consolidated 2003 $ Inflows/ (Outflows)	Consolidated 2002 $ Inflows/ (Outflows)	Parent 2003 $ Inflows/ (Outflows)	Parent 2002 $ Inflows/ (Outflows)
Cash Flows from Operating Activities					
Receipts from customers		58,337,402	32,949,286	-	-
Payments to suppliers and employees		(59,919,397)	(34,446,758)	(283,932)	(435,981)
Interest received		77,310	26,910	13,435	26,685
Income taxes paid		(1,114,811)	-	(592,236)	-
Other		516,604	327,369	-	-
Net operating cash flows	30	(2,102,892)	(1,143,193)	(862,733)	(409,296)
Cash Flows from Investing Activities					
Proceeds from sale of property, plant and equipment		2,029,800	13,860	-	-
Payment for property, plant and equipment		(8,479,092)	(1,889,591)	-	-
Payment for intangible assets		(1,862,411)	-	(25,495)	-
Loans to controlled entities		-	-	(3,245,140)	(1,745,018)
Loans to related entities		(956,673)	(634,994)	-	-
Net investing cash flows		(9,268,376)	(2,510,725)	(3,270,635)	(1,745,018)
Cash Flows from Financing Activities					
Proceeds from issuing shares		9,879,400	3,000,000	9,879,400	3,000,000
Capital raising costs paid		(625,343)	(512,295)	(625,343)	(512,295)
Proceeds from borrowings		11,578,354	1,785,000	-	-
Repayment of borrowings		(3,077,280)	(652,499)	-	-
Dividends paid		(165,217)	-	(165,217)	-
Net financing cash flows		17,589,914	3,620,206	9,088,840	2,487,705
Net increase / (decrease) in cash held		6,218,646	(33,712)	4,955,472	333,391
Cash at the beginning of the financial year		(896,994)	(863,282)	333,391	-
Cash at the end of the financial year	30	5,321,652	(896,994)	5,288,863	333,391

The Statements of Cash Flows should be read in conjunction with the accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention.

The following specific accounting policies have been adopted in the preparation of the financial statements.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sam's Seafood Holdings Limited as at 30 June 2003 and the results of all controlled entities for the year then ended. Sam's Seafood Holdings Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Cash

For purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of change in value.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement within normal trading terms of 7 to 30 days or in accordance with contractual terms. The ability to collect trade debtors is reviewed on an ongoing basis. Unrecoverable debts are written off and a provision is made where the ability to collect is uncertain.

(d) Inventories

Finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the later being allocated on the basis of normal operating capacity. Costs are assigned to individual items of stock on the basis of weighted average cost.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributed to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

A liability for restructuring costs is recognised as at the date of acquisition of an entity when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

(f) Property, plant and equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets including buildings, but excluding freehold land, is depreciated over their useful lives commencing from the time the asset is held ready for use.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in profit from ordinary activities before income tax in the year of disposal.

(g) Leased non-current assets

A distinction is made between finance leases which effectively transfers from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Depreciation

Operating assets such as buildings, plant and equipment, motor vehicles and other equipment are depreciated on a prime cost or diminishing value basis so as to allocate their net costs against revenue over their estimated useful lives. The estimated useful lives are as follows:

Buildings	40 years
Plant and equipment	3 to 10 years
Motor vehicles	3 to 5 years
Leased vehicles/vessel	3 to 5 years
Leasehold improvements	40 years

(i) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant groups of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amount of non-current assets are not discounted to their present values.

(j) Investments

Interests in unlisted entities are brought to account at cost.

(k) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise. This is taken as being 20 years.

(l) Trade and other creditors

These amounts represent liability for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Interest bearing liabilities

Loans, hire purchase and lease liabilities are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(n) Income tax

Tax effect accounting procedures are followed whereby the income tax expense shown in the statement of financial performance is based on the profit from ordinary activities before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of profit from ordinary activities before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation, the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with conditions of deductibility imposed by the law.

(o) Employee entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered to balance date. Employee entitlements expected to be settled within one year together with entitlement arising from salaries and wages and annual leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the company to any employee superannuation fund and are charged as expenses when incurred.

(p) Provision for dividend

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods - sale is recorded when goods have been despatched to a customer and the associated risks have passed to the customer.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Foreign currency transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

NOTE 2: SEGMENT INFORMATION

(a) Business Segments

The consolidated entity has the following reportable segments.

Seafood Sales and Distribution Operations

Commercial fishing, seafood processing, exporting, retailing, wholesaling and distribution of seafood, small goods and associated products, cold store operation.

Restaurant and Catering Segment

Restaurant, catering and conference centre operations offered by Sam's on Suttons, in Redcliffe, Queensland.

(b) Geographical Segments

The consolidated entity's divisions operate in two main geographical segments.

Australia

The main operating activities of the entity, producing assets and sales are within Australia.

United Kingdom

A sales and marketing entity called Sam's Australia Limited was established in December 2002. This entity had contributed sales revenue to the group in the second half of the financial year.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

NOTE 2: SEGMENT INFORMATION (continued)

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurant and Catering		Inter-segment eliminations		Consolidated	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Total segment revenue	53,228,883	33,958,109	3,072,396	N/A	(454,083)	N/A	55,847,196	33,958,109
Segment result	3,404,694	1,720,695	(522,454)	N/A	-	N/A	2,882,240	1,720,695
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							4,412,881	2,799,408
Income tax expense							(1,530,641)	(1,078,713)
Net profit							2,882,240	1,720,695
Segment assets	53,852,017	34,358,232	4,416,509	N/A	(2,125,383)	N/A	56,143,143	34,358,232
Unallocated assets							-	-
Total assets							56,143,143	34,358,232
Segment liabilities	19,929,478	14,600,524	4,705,254	N/A	(20,506)	N/A	24,614,226	14,600,524
Unallocated liabilities							-	-
Total liabilities							24,614,226	14,600,524
Investments in associates and join venture	-	-	-	-	-	-	-	-
Acquisition of property, plant and equipment, intangibles assets	10,340,121	1,889,591	1,382	N/A	-	N/A	10,341,503	1,889,591
Depreciation and amortisation expense	536,420	451,580	278,526	N/A	-	N/A	814,946	451,580
Other non-cash expenses	941,372	850,444	-	N/A	-	N/A	941,372	850,444

Secondary reporting – geographical segments

	Segment revenues from Sales to external customers		Segment assets		Acquisition of property, plant and Equipment, intangibles and other Non-current segment assets	
	2003 $	2002 $	2003 $	2002 $	2003 $	2002 $
Australia	55,757,618	33,958,109	56,048,753	34,358,232	10,247,113	1,889,591
United Kingdom	89,578	-	94,390	-	94,390	-
	55,847,196	33,958,109	56,143,143	34,358,232	10,341,503	1,889,591

NOTE 3: REVENUE

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Revenue from operating activities:				
Sale of Goods	53,468,606	33,798,396	-	-
Revenue from outside the operatng activites:				
Proceeds on disposal of non-current assets	2,029,800	13,860	-	-
Management fee	-	-	-	600,000
Interest - controlled entities	-	-	2,294,866	1,750,000
Interest - related parties	59,985	90,023	-	-
Interest - other entities	17,325	26,910	13,435	26,686
Other items	271,480	28,920	-	-
Total Revenue	55,847,196	33,985,109	2,308,301	2,376,686

NOTE 4: OPERATING PROFIT

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Profit from ordinary activities before income tax includes the following specific net gains and expenses:				
Gains				
Interest – controlled entities	-	-	2,294,866	1,750,000
Interest – related parties	59,985	90,023	-	-
Interest – other entities	17,325	26,910	13,435	26,685
Profit on sale of property	981,050	-	-	-
Expenses				
Depreciation of:				
Buildings	54,178	8,000	-	-
Plant and office equipment	545,197	171,712	-	-
Motor vehicles	218,304	145,890	-	-
Amortisation of:				
Goodwill	941,372	850,444	-	-
Leased vehicles	47,661	98,695	-	-
Leasehold improvements	84,424	26,973	-	-
Bad debts	38,262	11,686	-	-
Provision for doubtful debts	-	(50,000)	-	-
Interest and finance charges paid/payable				
Related parties	-	-	-	-
Other parties -	882,197	402,893	-	-
Provisions for employee entitlements	348,700	80,165	-	-
Rental expense relating to property leases	267,247	248,820	-	-

NOTE 5: INCOME TAX

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
The aggregate amount of income tax expense attributable to the financial year differs from the prima facie amount calculated on the operating profit. The differences are reconciled as follows:				
Operating profit before income tax	4,412,881	2,799,408	1,927,111	2,037,211
Income tax expense calculated at 30% on the operating profit	1,323,864	839,822	578,133	611,163
Tax effect of permanent differences:				
Amortisation of goodwill	282,412	255,133	-	-
Other	(75,635)	(16,242)	(65,448)	(27,927)
Income tax expense attributable to operating profit	1,530,641	1,078,713	512,685	583,236
Income tax expense attributable to operating profit comprises:				
Income tax paid	-	-	-	-
Current year tax payable	1,583,068	1,114,811	537,435	592,236
Movement in provision for deferred income tax	83,845	-	-	-
Movement in future income tax benefit	(136,272)	(36,098)	(24,750)	(9,000)
	1,530,641	1,078,713	512,685	583,236

NOTE 6: DIVIDENDS

The following dividends have been paid or recommended during the financial year.

	$	Amount per share	Franked amount per share
2002 interim dividend paid 1 July 2002 (Note 18)	695,193	3.0 cents	3.0 cents
2002 final dividend paid 11 November 2002 (Note 18)	703,320	3.0 cents	3.0 cents
2003 interim dividend paid 1 July 2003 (Note 18)	835,064	3.5 cents	3.5 cents

Subsequent to the end of the year, the directors have declared the following dividend.

	$	Amount per share	Franked amount per share
2003 final dividend recommended for payment on 15 November 2003	842,380	3.5 cents	3.5 cents

	Parent	
	2003 $	2002 $
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan during the years ended 30 June 2003 and 2002 were as follows:		
Paid in cash	165,217	-
Satisfied by issue of shares	1,233,296	-
	1,398,513	-

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Franking credit available for subsequent financial years based on an income tax rate of 30%	-	-	-	-

The above amounts represent the balance of the franking account as at the end of the financial year adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

NOTE 7: CASH

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Cash at bank and on hand	5,321,652	471,386	5,288,863	333,391

NOTE 8: RECEIVABLES

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
CURRENT				
Trade debtors	3,863,054	1,643,774	-	-
Less provision for doubtful debts	(50,000)	(50,000)	-	-
	3,813,054	1,593,774	-	-
Unsecured loans to Director and Director related parties	396,177	634,994	-	-
Other debtors	266,225	212,055	-	980
	4,475,456	2,440,823	-	980
NON-CURRENT				
Unsecured loans to controlled entities	-	-	25,550,572	20,010,564
	-	-	25,550,572	20,010,564

NOTE 9: INVENTORIES

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Finished goods at cost	12,409,702	6,541,795	-	-

NOTE 10: OTHER ASSETS

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Deposits	7,405	1,680	-	-
Prepayments	236,466	138,798	148,037	137,078
	243,871	140,478	148,037	137,078

NOTE 11: PROPERTY, PLANT & EQUIPMENT

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Land and buildings at cost	4,126,935	1,344,255	-	-
Buildings at cost	4,429,586	320,000	-	-
Less accumulated depreciation	(62,178)	(8,000)	-	-
	4,367,408	312,000	-	-
Buildings under construction	-	114,699	-	-
Plant and equipment at cost	4,546,426	2,720,164	-	-
Less accumulated depreciation	(625,909)	(171,712)	-	-
	3,920,517	2,548,452	-	-
Motor vehicles at cost	1,632,087	637,844	-	-
Less accumulated depreciation	(364,193)	(145,889)	-	-
	1,267,894	491,955	-	-
Leased vehicles/vessel at cost	495,969	387,584	-	-
Less accumulated amortisation	(231,375)	(183,714)	-	-
	264,594	203,870	-	-
Leasehold improvements at cost	2,589,515	2,569,999	-	-
Less accumulated amortisation	(111,397)	(26,973)	-	-
	2,478,118	2,543,026	-	-
	16,425,466	7,558,257	-	-

NOTE 11: PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliation

Reconciliation of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year

	Land	Buildings under construction	Buildings	Plant and equipment	Motor vehicles	Leased vehicles/ vessel	Leasehold improvements
Parent							
Gross Carrying Amount							
Balance at 1 July 2002	-	-	-	-	-	-	-
Additions	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Acquisitions of businesses	-	-	-	-	-	-	-
Balance at 30 June 2003	-	-	-	-	-	-	-
Accumulated Depreciation							
Balance at 1 July 2002	-	-	-	-	-	-	-
Disposals	-	-	-	-	-	-	-
Depreciation expense	-	-	-	-	-	-	-
Balance at 30 June 2003	-	-	-	-	-	-	-
Net Book Value							
As at 30 June 2003	-	-	-	-	-	-	-
Consolidated							
Gross Carrying Amount							
Balance at 1 July 2002	1,344,255	320,000	114,699	2,720,164	637,844	387,584	2,569,999
Additions	-	4,109,586	-	1,243,497	994,243	108,385	19,516
Disposals	(534,255)	-	-	-	-	-	-
Acquisitions of businesses	1,493,343	-	1,708,893	582,765	-	-	-
Balance at 30 June 2003	2,303,343	4,429,586	1,823,592	4,546,426	1,632,087	495,969	2,589,515
Accumulated Depreciation							
Balance at 1 July 2002	-	(8,000)	-	(171,712)	(145,889)	(183,714)	(26,973)
Disposals	-	-	-	-	-	-	-
Depreciation expense	-	(54,178)	-	(454,197)	(218,304)	(47,661)	(84,424)
Balance at 30 June 2003	-	(62,178)	-	(625,909)	(364,193)	(231,375)	(111,397)
Net Book Value							
As at 30 June 2003	2,303,343	4,367,408	1,823,592	3,920,517	1,267,894	264,594	2,478,118

NOTE 12: DEFERRED TAX ASSETS

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Future income tax benefit	206,398	36,098	33,750	9,000

No part of the future income tax benefit relates to income tax losses.

NOTE 13: INVESTMENTS

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Investment in controlled entities (Note 28)	-	-	230,064	230,049
Investment in other unlisted entities	-	17,100	-	-
	-	17,100	230,064	230,049

NOTE 14: INTANGIBLES

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Goodwill	18,774,295	17,964,814	-	-
Less accumulated amortisation	(1,791,816)	(850,444)	-	-
	16,982,479	17,114,370	-	-
Licence	14,699	-	-	-
Trademark	63,420	37,925	63,420	37,925
	17,060,598	17,152,295	63,420	37,925

NOTE 15: ACCOUNTS PAYABLE

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Trade creditors	4,193,362	3,333,400	35,323	40,570
Other creditors	198,374	1,254,270	112,500	-
	4,391,736	4,587,670	147,823	40,570

NOTE 16: INTEREST BEARING LIABILITIES

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
CURRENT				
Secured				
Bank overdrafts	-	1,368,380	-	-
Hire purchase liabilities	803,496	546,686	-	-
Lease liabilities	103,644	62,832	-	-
Bank borrowings	1,662,289	1,407,228	-	-
	2,569,429	3,385,126	-	-
NON-CURRENT				
Secured				
Hire purchase liabilities	2,616,458	1,629,566	-	-
Lease liabilities	259,430	218,878	-	-
Bank borrowings	11,926,495	2,803,158	-	-
	14,802,383	4,651,602	-	-

NOTE 17: TAX LIABILITIES

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
CURRENT				
Income tax provision	1,583,068	1,114,811	537,435	592,236
NON-CURRENT				
Deferred income tax	83,845	-	-	-

NOTE 18: PROVISIONS

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
CURRENT				
Dividends	835,064	695,193	835,065	695,153
Employee entitlements	298,039	166,783	-	-
	1,133,103	861,976	835,065	695,193
NON-CURRENT				
Employee entitlements	50,662	59,339	-	-

Movements in Provisions - Dividends

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Carrying amount at start of year	695,193	-	695,193	-
Additional provisions during the year	1,538,384	695,193	1,538,385	695,193
Payments made during the year	(1,398,513)	-	(1,398,513)	-
Carrying amount at end of year	835,064	695,193	835,065	695,193

NOTE 19: CONTRIBUTED EQUITY

	Parent 2003 $	Parent 2002 $
(a) Issued capital		
23,858,934 (2002: 23,173,101) ordinary shares fully paid	20,955,502	18,672,206
2,207,350 (2002: nil) preference shares fully paid	8,204,057	-
Total Share capital	29,159,559	18,672,206

	Date	Number of Shares	Equity $
(b) Movements in ordinary shares			
100 ordinary shares allocated to vendor shareholders on incorporation	1 July 01	100	100
19,943,000 shares were issued to vendor shareholders at $0.80 each in consideration of the acquisition of Sam's Seafood business	30 October 01	19,943,000	15,954,400
3,000,000 ordinary shares were issued at $1.00 each as part of the initial public offering to the public	15 December 01	3,000,000	3,000,000
Write-off of prospectus and listing costs	15 December 01	-	(512,295)
230,001 ordinary shares were issued at $1.00 each in consideration of the acquisition of Sam's on Suttons	28 February 02	230,001	230,001
Balance as at 30 June 2002		23,173,101	18,672,206
270,898 ordinary shares were issued to shareholders at $2.29 each as part of the Dividend Reinvestment Plan	1 July 02	270,898	614,638
250,000 ordinary shares were issued through a share placement at $4.20 each	5 November 02	250,000	1,050,000
164,935 ordinary shares were issued to shareholders at $3.73 as part of the Dividend Reinvestment Plan	11 November 02	164,935	618,658
Balance as at 30 June 2003		23,858,934	20,955,502
(c) Movements in preference shares			
2,207,350 converting preference shares were issued at $4.20 each	25 June 03	2,207,350	8,829,400
Write-off of prospectus, commissions and listing costs of preference shares	25 June 03	-	(625,343)
Balance as at 30 June 2003		2,207,350	8,204,057

NOTE 19: CONTRIBUTED EQUITY (continued)

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting, in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(e) Preference shares

During the year, the company issued 2,207,350 converting preference shares at $4.20 each. Until the preference shares are converted into ordinary shares, the preference shares will pay a cumulative dividend of 8% per annum. The dividend is payable half yearly in arrears on or before 30 June and 31 December.

Preference shares will be converted by the company into ordinary shares on 31 October 2003 in accordance with the conversion ratio.

Prior to conversion, preference shareholders are not entitled to participate in right issues, any return of capital, bonus issue or capital reconstruction.

Preference shareholders are not entitled to vote at general meetings, unless provided for by the Listing Rules or the Corporations Act 2001.

(f) Dividend reinvestment plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares are issued under the plan at a 3% discount from the weighted average ex-dividend quoted market price for the five business days following ex-dividend quotation.

NOTE 20: RETAINED PROFITS

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Retained profits at the beginning of the financial year	1,025,502	-	758,782	-
Net profit attributed to members of Sam's Seafood Holdings Limited	2,882,240	1,720,695	1,414,426	1,453,975
Dividends provided for or paid	(1,538,384)	(695,193)	(1,538,384)	(695,193)
Retained profits at the end of the financial year	2,369,358	1,025,502	634,824	758,782

NOTE 21: FINANCE ARRANGEMENT

Security arrangements

Financial institutions have provided the following facilities:

(a) working capital facility with a limit of $5.0 million;
(b) cold store funding facility with a limit of $4.5 million;
(c) trade finance facility with a limit of USD $750,000;
(d) commercial bills with a limit of $1.1 million;
(e) a number of property loans totalling $1.6 million;
(f) a mortgage facility with a limit of $840,000

These facilities are secured by charges against the assets of Sam's Seafood group or the specific assets for which the facility relates.

Equipment Lease and Hire Purchase Arrangements

Commonwealth Bank of Australia, National Australia Bank, Rabo Bank and Bank of Queensland have provided a number of equipment lease and hire purchase arrangements to Sam's Seafood group. The amount outstanding in respect of all lease and hire purchase arrangements as of 30 June 2003 was $3.78 million.

NOTE 22: REMUNERATION OF DIRECTORS

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Income paid or payable, or otherwise made available to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	286,704	220,282	286,704	220,282

The numbers of parent entity directors whose total income during the financial year from the parent entity or related parties was within the specified bands are as follows:

$	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
20,000 - 29,999			2	3
50,000 - 59,999			1	1
80,000 - 89,999			1	1
90,000 - 99,999			1	-

NOTE 23: REMUNERATION OF EXECUTIVES

No executive earned more than $100,000 in remuneration benefits.

NOTE 24: REMUNERATION OF AUDITORS

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity				
Auditors of parent entity				
Parent entity	22,099	26,000	22,099	26,000
Controlled entities	-	-	-	-
	22,099	26,000	22,099	26,000
Remuneration for other services by the auditors of parent entity, being taxation compliance and share registry	12,078	10,646	-	10,646
Initial public offering and other acquisition assignments	16,750	113,658	16,750	113,658
	28,828	124,304	16,750	124,304

NOTE 25: COMMITMENTS FOR EXPENDITURE

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Remuneration commitments				
Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Not later than one year	80,000	80,000	80,000	80,000
Later than one year but not later than 5 years	160,000	240,000	160,000	240,000
	240,000	320,000	240,000	320,000

NOTE 25: COMMITMENTS FOR EXPENDITURE (continued)

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Operating leases				
Commitment in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Not later than one year	344,500	142,000	-	-
Later than one year but not later than 5 years	1,264,096	451,000	-	-
Later than 5 years	1,707,126	577,500	-	-
	3,315,722	1,170,500	-	-
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Not later than one year	108,610	80,287	-	-
Later than one year but not later than 5 years	289,462	240,246	-	-
Later than 5 years	-	-	-	-
Minimum lease payments	398,072	320,533	-	-
Less future finance charges	(34,998)	(38,823)	-	-
	363,074	281,710	-	-
Representing lease liabilities:				
Current (Note 16)	103,644	62,832	-	-
Non-current (Note 16)	259,430	218,878	-	-
	363,074	281,710	-	-
Capital commitments				
Commitments for the acquisition/construction of plant and equipment contracted for at the reporting date but not recognised as liabilities payable:				
Not later than one year	-	3,914,180	-	-
Later than one year but not later than 5 years	-	-	-	-
	-	3,914,180	-	-

NOTE 26: EMPLOYEE ENTITLEMENTS

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Provision for employee entitlements				
Current (Note 18)	298,039	166,783	-	-
Non-Current (Note 18)	50,662	59,339	-	-
	348,701	226,122	-	-
	Number	Number	Number	Number
Number of employees at end of the financial year	222	163	-	-

NOTE 27: RELATED PARTIES

Directors

The names of persons who were Directors of Sam's Seafood Holdings Limited at any time during the financial year are as follows: G Denovan; N Noutsatos; R Abel; B Matthews and A Vos.

All of these persons were appointed as directors during the year ended 30 June 2002.

Remuneration of Directors

Information on remuneration of Directors is disclosed in Note 22.

Directors' Equity Holdings

Aggregate number of shares of the Company held directly or beneficially by the Directors of the Company at balance date were as follows:

	Parent	
	2003	2002
	Number	Number
Ordinary shares	8,563,340	8,425,188
Preference shares	-	-

Loans to Directors and Director related entities

There was an outstanding loan balance owed by Nicholas Noutsatos and his related entities as of 30 June 2003, being $396,177.

Other transactions with Director and Director related entities

During the reporting period, the Company had provided loans to the Nicholas Noutsatos, Tania Noutsatos, Shirley Noutsatos and Kristina Noutsatos, who were either Director or Director related parties, the Company charged 10.8% on the outstanding balances at the end of each month. Total interest income received from the loan accounts during the year was $59,985.

NOTE 27: RELATED PARTIES (continued)

Other transactions with Director and Director related entities (continued)

Also, the Company had paid $69,204 to Matthews Raw Prawns, an entity wholly owned by Bill Matthews, who is Director of the Company, for his consultancy services to the Cold Store project development and assisting the company's export activities.

NOTE 28: INVESTMENT IN CONTROLLED ENTITIES

Name of entity	Country of incorporation	Class of shares	Equity Holding		Cost of Parent entity's investment	
			2003	2002	2003	2002
Sam's Seafood Redcliffe Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Hamilton Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Properties Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Lifestyles Pty Ltd	Australia	Ordinary	100%	100%	230,001	230,001
Sam's Seafood Sunshine Coast Pty Ltd	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Capricorn Coast Pty Ltd	Australia	Ordinary	100%	-	12	-
Sam's Australia Limited	United Kingdom	Ordinary	100%	-	3	-
					230,064	230,049

(1) Acquisition of Gladstone Seafresh Products

On 15 October 2002, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned subsidiary of the parent entity acquired Gladstone Seafresh Products business for $979,586. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlledentity acquired	
Property, Plant and Equipment	700,000
Inventories	50,000
Net identifiable assets	750,000
Total consideration	750,000

Outflow of cash to acquire controlled entity, net of cash acquired

Cash consideration	550,000
Reduction in vendor shareholder loan account	200,000
Total consideration	750,000

NOTE 28: INVESTMENT IN CONTROLLED ENTITIES (continued)

(2) Acquisition of Ocean Fresh Seafood

On 31 January 2003, Sam's Seafood Hamilton Limited, a wholly owned subsidiary of the parent entity acquired the Ocean Fresh Seafood business for $3,132,966. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and Equipment	2,200,000
Inventories	932,966
Net identifiable assets	3,132,966
Total consideration	3,132,966
Outflow of cash to acquire controlled entity, net of cash acquired	
Cash consideration	2,132,966
Reduction in vendor shareholder loan account	1,000,000
Total consideration	3,132,966

NOTE 29: DEED OF CROSS GUARANTEE

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited are parties to a Deed of Cross Guarantee under which each company guarantees the debt of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017 and 00/0321) issued by the Australian Securities and Investment Commission.

NOTE 29: DEED OF CROSS GUARANTEE (continued)

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sam's Seafood Holdings Limited, the Closed Group also represents the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance for the year ended 30 June 2003 of the Closed Group.

	Consolidated 2003 $	Consolidated 2002 $
Revenues from ordinary activities	49,283,623	32,947,455
Cost of goods sold	33,897,699	23,532,451
Employee benefits expenses	5,022,346	3,261,086
Depreciation and amortisation	1,392,923	1,185,226
Directors fees and on costs	217,500	190,000
Borrowing costs expenses	677,227	288,043
Rent and outgoings	164,176	141,564
Other operating expenses	2,926,881	1,546,591
Profit from ordinary activities before income tax	4,984,871	2,802,494
Income tax expense	(1,533,648)	(1,081,784)
Net profit attributable to members of the Closed Group	3,451,223	1,720,710

Set out below is a summary of movements in consolidated retained profits for the year ended 30 June 2003 of the Closed Group.

	Consolidated 2003 $	Consolidated 2002 $
Retained profits at the beginning of the financial year	1,025,517	-
Profit from ordinary activities after income tax expense	3,451,223	1,720,710
Dividends provided for or paid	(1,538,384)	(695,193)
Retained profits at the end of the financial year	2,938,356	1,025,517

NOTE 29: DEED OF CROSS GUARANTEE (continued)

Set out below is a consolidated statement of financial position as at 30 June 2003 of the Closed Group.

	Consolidated 2003 $	Consolidated 2002 $
Current asset		
Cash	5,414,784	410,235
Receivables	5,684,410	3,770,715
Inventories	12,076,653	6,435,765
Other	238,144	138,757
Total current assets	23,413,991	10,755,472
Non-current assets		
Receivables	3,156,215	111,593
Property, plant and equipment	11,260,889	2,807,574
Deferred tax assets	173,846	33,027
Investments	230,028	247,113
Intangible assets	16,856,998	16,999,549
Total non-current assets	31,677,976	20,198,856
Total assets	55,091,967	30,954,328
Current liabilities		
Accounts payables	4,298,874	5,426,481
Interest bearing liabilities	1,399,660	1,734,475
Current tax liabilities	1,583,068	1,114,811
Provisions	1,039,370	822,515
Total current liabilities	8,320,972	9,098,282
Non-current liabilities		
Interest bearing liabilities	14,572,259	2,098,984
Deferred tax liabilities	57,371	-
Provisions	43,450	59,339
Total non-current liabilities	14,673,080	2,158,323
Total Liabilities	22,994,052	11,256,605
Net assets	32,097,915	19,697,723
Equity		
Contributed equity	29,159,559	18,672,206
Retained profits	2,938,356	1,025,517
Total equity	32,097,915	19,697,723

NOTE 30: RECONCILIATION OF OPERATING PROFIT/(LOSS) AFTER INCOME TAX TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Operating profit after income tax expense	2,882,240	1,720,695	1,414,426	1,453,975
Depreciation and amortization	1,756,318	1,302,025	-	-
Change in operating assets and liabilities:				
Decrease / (increase) in trade debtors	(2,219,280)	(728,124)	-	-
Decrease / (increase) in inventories	(5,867,907)	(5,336,290)	-	-
Decrease / (increase) in future income tax benefit	(170,300)	35,864	-	-
Decrease / (increase) in other operating assets	138,898	-	(2,330,589)	(2,487,078)
Increase / (decrease) in trade creditors	889,962	1,012,594	24,751	10,571
Increase / (decrease) in income in advance	-	-	-	-
Increase / (decrease) in operating liabilities	(176,286)	(228,670)	83,480	30,000
Increase / (decrease) in provision for income tax	540,884	1,078,713	(54,801)	583,236
Increase / (decrease) in other provisions	122,579	-	-	-
	(2,102,892)	(1,143,193)	(862,733)	(409,296)

Reconciliation of Cash

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Cash at bank and on hand (Note 7)	5,321,652	471,386	5,288,863	333,391
Bank overdraft (Note 16)	-	(1,368,380)	-	-
Cash balance as at 30 June	5,321,652	(896,994)	5,288,863	333,391

Non-cash Financing and Investing Activities

2003: Nil

2002: Consideration for the acquisition of Sam's Seafood Lifestyles Pty Ltd was partially satisfied by the issue of ordinary shares to the value of $230,000.

NOTE 31: FINANCIAL INSTRUMENTS

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposure arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

2003 Consolidated

				Fixed Interest Rate			
	Note	Weighted Average Interest	Floating Interest Rate	1 year or less	Over 1 to 5 years	Non-interest bearing	Total
			$	$	$	$	$
Financial Assets							
Cash	7	4%	5,288,863	-	-	32,789	5,321,652
Receivables	8	-	-	-	-	4,475,456	4,475,456
Total Financial Assets			5,288,863	-	-	4,508,245	9,797,108
Financial Liabilities							
Trade & other creditors	15	-	-	-	-	4,391,736	4,391,736
Hire purchase liabilities	16	7.20%	-	803,496	2,616,458	-	3,419,954
Lease liabilities	16	7.20%	-	103,644	259,430	-	363,074
Bank borrowings	16	6.41%	9,188,000	1,662,289	2,738,495	-	13,588,784
Total Financial Liabilities			9,188,000	2,569,429	5,614,383	4,391,736	21,763,548

2002 Consolidated

				Fixed Interest Rate			
	Note	Weighted Average Interest	Floating Interest Rate	1 year or less	Over 1 to 5 years	Non-interest bearing	Total
			$	$	$	$	$
Financial Assets							
Cash	7	3.5%	333,391	-	-	137,995	471,386
Receivables	8	-	-	-	-	2,424,191	2,424,191
Total Financial Assets			333,391	-	-	2,562,186	2,895,577
Financial Liabilities							
Trade & other creditors	15	-	-	-	-	5,266,232	5,266,232
Bank overdraft	16	10.12%	860,859	-	-	-	860,859
Hire purchase liabilities	16	7.92%	-	697,051	1,808,697	-	2,505,748
Lease liabilities	16	7.87%	-	62,832	218,879	-	281,711
Bank borrowings	16	7.01%	1,185,000	222,228	2,803,158	-	4,210,386
Total Financial Liabilities			2,045,859	982,111	4,830,734	5,266,232	13,124,936

Credit rate exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

NOTE 32: POST BALANCE DATE EVENTS

1) On 1 July 2003, Sam's Seafood Lifestyles Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, entered into a Management Rights Agreement to appoint a new management team to operate its flagship retail presence at Sam's on Suttons in Redcliffe.

2) On 2 July 2003, 209,086 new shares were issued as part of the Dividend Reinvestment Plan.

3) On 4 July 2003, Sam's Seafood Properties Limited, a wholly owned controlled entity of Sam's Seafood Holdings Limited, completed the property acquisition at 172 Lavarack Avenue, Eagle Farm, Brisbane for a cash consideration of $2.8m.

4) On 15 July 2003, Sam's Seafood Hamilton Limited, a wholly owned controlled entity of Sam's Seafood Holdings Limited, announced its intention to acquire a significant seafood distribution business based in Brisbane for $1.05m. This transaction has subsequently become unconditional and the settlement date has been set for 1 November 2003.

5) On 18 July 2003, Sam's Seafood Investments Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, made an off-market cash take over offer for all issued ordinary shares of Global Seafood Australia Limited. This offer was subsequently withdrawn on 29 August 2003 due to the breach of one of the offer conditions stipulated in the offer document.

6) On 12 September 2003, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned controlled entity of Sam's Seafood Holdings Limited, entered into a Heads of Agreement to acquire a prominent scallop processor and exporter based in Gladstone, Queensland - Enterprise Fisheries Pty Ltd for $2.3m. The settlement date for this acquisition has been set for 31 December 2003.

Other than the matters noted above, there has not been any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

NOTE 33: EARNINGS PER SHARE

	Consolidated 2003 cents	Consolidated 2002 cents
Basic earnings per share	12.15	7.41
Diluted earnings per share	12.15	7.41
	Number	**Number**
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	23,706,742	23,037,621

NOTE 34: CONTINGENT LIABILITIES

The Directors are not aware of any contingent liabilities existing at balance date nor at the date of signature of the financial report.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood Holdings Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts and when they become due and payable.

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 29 will be able to meet any obligation or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 29.

This declaration is made in accordance with a resolution of the Directors.

Grahame Denovan
Chairman

Brisbane, 30 September 2003

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF SAM'S SEAFOOD HOLDINGS LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Sam's Seafood Holdings Limited (the company) and the Sam's Seafood group (the consolidated entity), for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The Directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Sam's Seafood Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:
 (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and
 (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b) other mandatory financial reporting requirements in Australia.

DOUGLAS HECK & BURRELL
Chartered Accountants

R C Brown
Partner
Brisbane, 30 September 2003

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Limited not shown elsewhere in this report is as follows:

A Statement of Shareholdings

This information is made up to 31 August 2003

1. Distribution of Equity Securities – Ordinary Shares

(a) Analysis of equity holders by size of holding

Number	Number of Shareholders Fully paid shares
1 - 1,000	368
1,001 - 5,000	446
5,001 - 10,000	110
10,001 - 100,000	90
100,001 and over	20
	1,034

2. Twenty Largest Ordinary Share Shareholders

Name Fully	Paid Shares	Percentage
Nicholas Spiro Noutsatos	7,824,705	32.51%
Tania Maree Noutsatos	4,516,546	18.77%
Shirley Isobel Noutsatos	3,026,495	12.57%
Kristina Georges	1,667,583	6.93%
Citicorp Nominees Pty Ltd	820,003	3.41%
ANZ Nominees Limited	536,720	2.23%
Mr. Adrian Charles Vos	514,486	2.13%
Mr. Lindsay Neil & Lynette Clare Dixon	338,741	1.41%
Carter & Spencer Seafood Pty Ltd	225,338	0.94%
Mr. John & Denise Papas	213,161	0.89%
Mr. Brett Malcolm & Ellen Deans	207,270	0.86%
Mr. Douglas Maxwell & Colleen Lillian Wyatt	180,625	0.75%
Mr. James Charles Fitzgerald	101,817	0.42%
Mrs. Melissa Margaret Abel	75,000	0.31%
Mr. Ronald William & Paola Atkinson	57,008	0.24%
Suttons Beach Enterprises	56,500	0.23%
Phoenix Fishing Company Pty Ltd	56,360	0.23%
Mr. Stephen Daniel Levonis	53,728	0.22%
Mr. Paul Georges	50,000	0.21%
Mr. Stephen William & Geoffry Robert Brown	46,447	0.19%
Total	20,568,533	85.46%

There are 87 shareholders holding less than a marketable parcel of shares.

SHAREHOLDER INFORMATION

A Statement of Shareholdings (continued)

This information is made up to 31 August 2003

3. Distribution of Equity Securities – Preference Shares

(a) Analysis of equity holders by size of holding

Number	Number of Shareholders Fully paid shares
1 - 1,000	131
1,001 - 5,000	458
5,001 - 10,000	50
10,001 - 100,000	24
	663

4. Twenty Largest Preference Share Shareholders

Name Fully	Paid Shares	Percentage
Permanent Trustee Australia Limited	100,000	4,53%
Hampton Pty Ltd	62,500	2.83%
Imtwool Pty Ltd	37,500	1.69%
Shanmount Pty Ltd	37,500	1.69%
Braidon Pty Ltd	25,000	1.13%
Mr. David Mackey & Ms. Alison Moore	25,000	1.13%
Nejeka Pty Ltd	25,000	1.13%
Trust Company Superannuation Services Ltd	23,000	1.04%
Mr. Ross Martin	17,500	0.79%
Mrs. Winifred Garran	15,000	0.67%
Ms. Rosemary Havill Norman	15,000	0.67%
Mr. Albert Victor Onzen	14,000	0.63%
Ross Securities Pty Ltd	13,000	0.58%
Mr. Geoffrey Cornwall & Mrs. Ruth Ann Flashman	12,500	0.56%
Favco (Qld) Staff Super P/L	12,500	0.56%
EPS Super Pty Ltd	12,500	0.56%
Mr. Peter J Hardy & Mrs. Lynette C Hardy	12,500	0.56%
Mayo Superannuation Pty Ltd	12,500	0.56%
Mrs. Carolyn Sue Palmer	12,500	0.56%
Mr. Andrew Wheeler	12,500	0.56%
Total	497,500	22.54%

SHAREHOLDER INFORMATION

5. Substantial Holders

An extract of the Company's register of substantial shareholders is set out below:

Name	Number of Share	Percentage Held
Nicholas Spiro Noutsatos	7,824,705	32.51%
Tania Maree Noutsatos	4,516,546	18.77%
Shirley Isobel Noutsatos	3,026,495	12.57%
Kristina Georges	1,667,583	6.93%

6. Voting Rights

Ordinary shares

There are no restrictions on voting rights attached to ordinary fully paid shares. On a show of hands every member present in person shall have one vote and upon a poll, every member present in person or represented by proxy shall have one vote for every fully paid share held.

Preference shares

Preference shareholders are not entitled to vote at general meeting, unless provided for by the Listing Rules or the Corporations Act 2001.

7. Restricted Securities

There are 15,758,328 ordinary shares which are subject to ASX escrow until 30 October 2003.

CORPORATE DIRECTORY

Board of Directors and Senior Management



(left to right)
Richard Able – Non Executive Director
Chris Henson - General Manager
Adrian Vos – Non Executive Director
Nicholas Noutsatos – Chief Executive Officer
Ken Situ - Company Secretary
Grahame Denovan – Non Executive Chairman
Bill Matthews – Executive Director

Principal and Registered Office

15 Hercules Street
Hamilton
Brisbane, Qld 4007
Telephone: 61-7-3633 4700
Facsimile: 61-7-3268 5231
E-mail: info@sams.com.au
Web Site: www.sams.com.au

Share Registry

Douglas Heck & Burrell Registries
Level 22
300 Queen Street
Brisbane, Qld 4000
Telephone: 61-7-3228 4219
Facsimile: 61-7-3221 3149
E-mail: info@registries.com.au

Auditors

Douglas Heck & Burrell
Chartered Accountants
Level 21
300 Queen Street
Brisbane, Qld 4000

Solicitors

Hopgood Ganim Lawyers
Level 8 Waterfront Place,
1 Eagle Street
Brisbane, Qld 4000

Bankers

National Australia Bank Limited
Abbotsford & Montpellier Roads
Bowen Hills
Brisbane, Qld 4006

Rabobank Group
Level 18
307 Queen Street
Brisbane, Qld 4001

Bank of Queensland
Level 3, 229 Elizabeth St
Brisbane, Qld 4001

Public Quotation

The Company's shares are listed
on the Australian Stock Exchange
(ASX Codes: SSS and SSSPA) and its American Depositary
Receipts are listed on the Over-The-Counter
(OTC) market in USA (OTC Code: SMSFY.PK)





SAM'S SEAFOOD HOLDINGS LIMITED

ABN 45 098 448 269

NOTICE OF ANNUAL GENERAL MEETING

Date of Meeting:	26 November 2003
Time of Meeting:	9.00 am Brisbane Time
Place of Meeting:	Sam's on Suttons, Marine Parade, Redcliffe, Queensland

This Notice of General Meeting should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

SAM'S SEAFOOD HOLDINGS LIMITED

ABN 45 098 448 269

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of the Members of Sam's Seafood Holdings Limited ABN 45 098 448 269 ("the Company") is to be held at Sam's on Suttons, Marine Parade, Redcliffe, Queensland 4007 on 26 November 2003 at 9.00am (Brisbane time).

AGENDA

APPROVAL OF FINANCIAL STATEMENTS

1. To receive and adopt the audited financial statements of the Company together with accompanying Directors' Report for the year ended 30 June 2003 and the Auditor's Report therein.

APPOINTMENT OF DIRECTOR

2. To consider and, if thought fit, pass the following resolution, as an ordinary resolution:

   Mr. Richard Abel retires by rotation in accordance with the Constitution of the Company and, being eligible, offers himself for re-election.

GENERAL BUSINESS

To consider any general business that may be lawfully brought forward at the Meeting in accordance with the Company's Constitution.

BY ORDER OF THE BOARD

Ken Situ
Company Secretary

14 October 2003

The Board has determined that all quoted ordinary securities of the Company shall, for the purposes of the Annual General Meeting, be taken to be held by those persons who hold them as at 9.00 am Brisbane Time on 24 November 2003.

SAM'S SEAFOOD HOLDINGS LIMITED

ABN 45 098 448 269

PROXY FORM

SHAREHOLDERS NAME & ADDRESS HERE

HOLDER NO. BARCODE HERE

I/We the abovenamed being a member/members (shareholders) of Sam's Seafood Holdings Limited hereby appoint

____

(Name of Proxy)

or failing that person, or if no person is named, the chairman of the meeting, as my/our proxy to vote on my/our behalf at the Annual General Meeting of the Company to be held at Sam's on Suttons, Marine Parade, Redcliffe, Queensland 4007 on 26 November 2003 at 9:00 am Brisbane Time and at any adjournment thereof in the manner indicated below.

Ordinary Business (tick as appropriate)		**For**	**Against**	**Abstain**
1.	Adoption of Financial Statements and Reports	☐	☐	☐
2.	Re-election of Mr. Richard Abel as a Director	☐	☐	☐

If the member (shareholder) is an individual member or joint holder please sign below:

Signature____________________ Signature____________________

Dated this day of 2003

If the member (shareholder) is a company please sign below:

The Common Seal of the company (if required)
Was hereunto affixed in accordance with its
Constitution in the presence of:

Director____________________ Secretary____________________

Dated this day of 2003

PROXY FORM

Proxies Please Note:

(i) A member entitled to attend and vote is entitled to appoint not more than two proxies;

(ii) Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights;

(iii) A proxy may, but need not, be a member (shareholder) of the Company;

(iv) This proxy form must be mailed to our share registrar, Pitcher Partners Registries, at GPO Box 35, Brisbane Qld 4001 or delivered to them at Level 22, 300 Queen Street, Brisbane, Australia 4000, before 9.00 am Brisbane Time on 24 November 2003 i.e not less than forty-eight hours before the time of the holding of the meeting. Proxies can also be faxed to them on (07) 3221 3149.

(v) Companies must, if required, execute under their Common Seal, in accordance with their Constitution; A company shareholder may be resolution of its directors authorise a person to act as its representative to vote at the Annual General Meeting. If a representative is to attend the meeting the appropriated "Certificate of Appointment of Corporate Representative" should be produced prior to admission.

(vi) If the proxy is signed under a Power of Attorney, you must have already lodged this document with our share registrar. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

(vii) Should you desire to direct your proxy on how to vote, place a tick in the appropriate box; where no such direction is given, your proxy shall have absolute discretion in voting and may abstain from voting;